Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated May 13, 2010

Registration No. 333-166710

May 13, 2010

Omnicare, Inc.

Pricing Supplement

Pricing Supplement dated May 13, 2010 to Preliminary Prospectus Supplement dated May 13, 2010 of Omnicare, Inc. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Financial information present in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer	Omnicare, Inc.

Aggregate Principal Amount	$400,000,000

Title of Security	7.750% Senior Subordinated Notes due 2020

Maturity	June 1, 2020

Coupon	7.750%

Public Offering Price	100.000% plus accrued interest, if any, from May 18, 2010

Yield to Maturity	7.750%

Spread to Treasury	+421 bps

Benchmark	UST 3.625% due February 15, 2020

Interest Payment Dates	June 1 and December 1 of each year, beginning on December 1, 2010

Gross Proceeds	$400,000,000

Underwriting Discount	2.000%

Net Proceeds to Issuer before Expenses	$392,000,000

Optional Redemption

	On or after June 1, 2015 at the following redemption prices plus accrued and unpaid interest, if any:

	Year	Percentage
	2015	103.875%
	2016	102.583%
	2017	101.292%
	2018 and thereafter	100.000%

Make-whole call:	Prior to June 1, 2015 at 100% plus the excess of discounted present value at Treasury plus 50 basis points over outstanding principal amount, plus accrued and unpaid interest, if any.

Optional Redemption with Equity Proceeds:	At any time prior to June 1, 2013, up to 35% may be redeemed at 107.750% plus accrued and unpaid interest, if any.

Change of Control	Upon certain change of control events, each holder may require the Issuer to repurchase at 101%, plus accrued and unpaid interest, if any

Use of Proceeds	Repurchase the Issuer’s 6.75% Senior Subordinated Notes due 2013, repay amounts outstanding under the Issuer’s senior credit facility and for general corporate purposes, which may include the repurchase of shares of Issuer’s common stock from time to time.

Trade Date	May 13, 2010

Settlement Date	May 18, 2010 (T+3)

Ratings*	Moody’s: Ba2 S&P: BB

Denominations	$2,000 and integral multiples of $1,000

CUSIP/ISIN Numbers	CUSIP: 681904 AM0 ISIN: US681904AM08

Form of Offering	SEC Registered (Registration No. 333-166710)

Joint Book-Running Managers	J.P. Morgan Securities Inc. Barclays Capital Inc. Citigroup Global Markets Inc. SunTrust Robinson Humphrey, Inc.

Co-Managers

Daiwa Capital Markets America Inc.
Goldman, Sachs & Co.

The Huntington Investment Company

KeyBanc Capital Markets Inc.

Mitsubishi UFJ Securities (USA), Inc.

RBC Capital Markets Corporation

RBS Securities Inc.

U.S. Bancorp Investments, Inc.

Allocation	Name	Principal Amount of Notes to be Purchased
	J.P. Morgan Securities Inc.	$130,000,000
	Barclays Capital Inc.	70,000,000
	Citigroup Global Markets Inc.	70,000,000
	SunTrust Robinson Humphrey, Inc.	60,000,000
	Daiwa Capital Markets America Inc.	3,000,000

Goldman, Sachs & Co	10,000,000
The Huntington Investment Company	8,000,000
KeyBanc Capital Markets Inc.	8,000,000
Mitsubishi UFJ Securities (USA), Inc.	11,000,000
RBC Capital Markets Corporation	8,000,000
RBS Securities Inc.	11,000,000
U.S. Bancorp Investments, Inc.	11,000,000

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.